EXHIBIT 99.1

Student Transportation Reports Fiscal 2012 Second Quarter Results

Increase in Revenues Leading to Another Good Year

BARRIE, Ontario, Feb. 13, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI or the "Company") (TSX:STB) (Nasdaq:STB) today reported financial results for the second quarter of fiscal year 2012 ended December 31, 2011. All financial results are reported in U.S. dollars except as otherwise noted.

"The second quarter operating results of our 2012 fiscal year reflect the steady increases associated with our business model," said Denis J. Gallagher, Chairman and Chief Executive Officer. "Revenues for the quarter increased 24.4% while EBITDA* increased 19.5%, primarily from the continued execution of our growth strategy. Net income for the quarter was $1.3 million inclusive of fluctuations in currency and timing on non-cash compensation charges. Our second quarter interim revenue and EBITDA* growth are again in the 20% range, despite the year over year increase in market fuel prices of approximately 30%. We had just under a $1.0 million revenue deferral related to weather and school calendar day timing for the current interim period. As usual, we expect to make up weather related deferrals in subsequent quarters this fiscal year."

The Company reported revenue for the second quarter of fiscal year 2012 increased to $101.1 million, from $81.3 million and EBITDA* for the second quarter of fiscal year 2012 increased to $23.7 million, from $19.8 million for the same period last year. STI reported net income of $1.3 million or $0.02 per common share for the second quarter of fiscal year 2012. Net income for the second quarter of fiscal year 2011 was $2.9 million or $0.05 per common share. The decrease in net income for the second quarter of fiscal year 2012 is primarily due to the timing of non-cash compensation expense for each interim period, combined with lower unrealized gains on derivative contracts in the second quarter of fiscal year 2012 compared to the same period last year.

On November 15, 2011, the Company announced it had signed an agreement to acquire Dairyland Buses, Inc. and related companies, a long standing regional school bus contractor in Wisconsin. The Company has received the final requisite regulatory approval, and the acquisition was completed effective November 15, 2011. The acquisition adds over 700 vehicles and five locations to the Company's existing Midwest operations.

STI reported a net loss of $10.0 million or $0.16 per common share for the first six months of fiscal year 2012. Net loss for the first six months fiscal year 2011 was $2.0 million or $0.04 per common share. The increase in net loss for the first six months of fiscal year 2012 results from an adjustment of $4.0 million in unrealized losses on currency hedging contracts, combined with a non-cash re-measurement loss of $3.0 million on the US dollar denominated 6.25% convertible debentures issued by STI and a $1.0 million non-cash loss on the embedded derivative associated with the conversion feature of the US dollar denominated 6.25% convertible debentures. STI issued $60 million in US dollar denominated 6.25% convertible debentures in June 2011.  Since the functional currency of STI is the Canadian dollar, the application of US GAAP requires (a) changes in currency rates on the US dollar denominated convertible debentures be recorded through the income statement and (b) the conversion feature of the US dollar denominated 6.25% convertible debentures be accounted for as an embedded derivative that must be bifurcated and accounted for separately, with changes in the fair value of the conversion feature also recorded through the income statement.

"In June 2011, we issued the US dollar denominated 6.25% convertible debentures due to the fact that a majority of our revenues and cash flows are in US dollars," added Gallagher. "At the time we thought this was a good business decision, and we still do.  The issuance of these convertible debentures in US dollars results in two accounting impacts on our net income that have nothing to do with our operating results for the periods presented. These two accounting impacts are non-cash adjustments that will not impact the US dollar principal balance of the 6.25% convertible debentures at maturity, with the current loss on the conversion feature ultimately reversing itself through the income statement over the remaining term."

Gallagher concluded, "These non-cash, non-operational adjustments to net income do not affect our contracted cash flows.  We continue to be excited about our operational results for the full fiscal year and expect to be in historical margin ranges as we have been for several years. We continue to review closely ways to improve our operational costs. We have been active in several new contract submissions and renewals recently and we are highly confident we will continue to build on our core strengths of disciplined growth, safe operations and outstanding customer service."

Reconciliation of Net Income and EBITDA*

	Year over Year - Q2		Year over Year
(Amounts in 000's)	Three Months Ended		Six Months Ended
	12/31/11	12/31/10	12/31/11	12/31/10

Net income (loss)	$1,272	$2,932	$(9,992)	$(2,040)

Add back:
Income tax expense (benefit)	622	2,576	(4,881)	(1,609)
Foreign currency gain	(293)	(218)	(848)	(758)
Other expense, net	766	202	106	589
Non-cash loss on 6.25% Convertible
Debentures conversion feature	1,432	--	1,055	--
Unrealized re-measurement (gain) loss on
6.25% Convertible Debentures	(1,735)	--	2,934	--
Unrealized (gain) loss on forward contracts	(80)	(1,181)	1,521	(2,351)
Non-cash stock compensation	2,599	--	3,099	2,147
Interest expense	4,189	3,358	7,951	6,445
Amortization expense	887	737	1,661	1,634
Depreciation and depletion expense	10,491	8,847	14,001	11,979
Operating lease expense	3,510	2,540	4,677	3,387
EBITDA *	$23,660	$19,793	$21,284	$19,423

STI's interim financial statements, notes to financial statements and management's discussion and analysis are available at www.sedar.com or at the Company's investor website at www.rideSTBus.com.

Conference Call & Live Webcast

Management will host a conference call and live audio webcast to discuss STI's results for the second quarter of fiscal year 2012 at 11 a.m. (ET) on Tuesday, February 14, 2012. The call may be accessed by dialling 1-877-561-2750. To access the webcast and phone replay for up to 30 days, please visit www.rideSTBus.com for the webcast or dial 1-855-859-2056 and enter passcode 48839061.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 8,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

* Non-GAAP Measures

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (732) 280-4200
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com